February  25, 2005
via U.S. Mail

Mark A. Kalafut
Vice President, General Counsel and Corporate Secretary
Terra Industries Inc.
600 Fourth Street
P.O. Box 6000
Sioux City, Iowa 51102-1340

Re:	Terra Industries Inc.
		Forms S-3/A filed February 9, 2005
      File Nos. 333-121835 and 333-121837

      Response Letter dated February 9, 2005

Dear Mr. Kalafut:

      We have reviewed the above amended filings and response letter and have the following comments. We have limited our review to the areas commented on below. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

      If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.
Please
be as detailed as necessary in your explanation. We may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Forms S-3

General
1. We direct your attention to Rule 3-12 of Regulation S-X regarding the age of financial statements at the effective date of a registration statement and Rule 3-01 of Regulation S-X. While in registration, please monitor your need to update the audited financial statements incorporated by reference to your registration statements. In this regard, please confirm whether or not you meet the requirements set forth in Rule 3-01(c) of Regulation S-X pertaining to your ability to include the financial statements specified in Rule 3-01(b) of Regulation S-X. We may have further comments.

File No. 333-121835
Selling Shareholders, page 10
2. For purposes of clarity, as done in the risk factor on page 6, please revise the first sentence of this section to identify Taurus
Investments S.A. by its full legal name.
3. We note your revisions to the Selling Shareholder table,
including
the footnotes.  Based on a review of the table, we do not
understand
which of the selling shareholders have identified themselves as broker-dealers. In this regard, it appears that the first footnote reference, the asterisk, does not correspond to any selling
shareholder in the table. Please revise or advise.   Should you
discern that there is a selling shareholder who is a broker-dealer, please inform us of whether or not such selling shareholder received shares as compensation for underwriting or investment banking services. We may have further comments.
File No. 333-121837
Plan of Distribution, page 59

4. We note your response to our prior comment 3 and the identification of Citigroup Global Markets, Inc. and McMahon Securities Co. as broker-dealers. Please supplementally inform us of whether or not such selling shareholders received the shares being offered in this offering, as compensation for underwriting or investment banking services.

Closing Comments
	As appropriate, please respond to this letter within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of either of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statements as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	Please direct all questions relating to the above to Mellissa Campbell Duru, at (202) 942-1930, or in her absence, to H. Roger
Schwall, Assistant Director, at (202) 942-1870.   Direct all
correspondence to the following ZIP code:  20549-0405.


      Sincerely,



							H. Roger Schwall
							Assistant Director
cc: 	via facsimile
	Carter W. Emerson, P.C.
	G. Nowak, Esq.
	Kirkland & Ellis, LLP
      (312) 861-2200 (fax)


      M.Duru
      H. R. Schwall
??

??

??

??

Terra Industries Inc.
February  25, 2005
page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE